UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT ANNOUNCES INTENTION TO DELIST FROM NYSE AND TO TERMINATE REGISTRATION OF ITS SHARES AND ADSs UNDER THE EXCHANGE ACT

SIGNATURES

FIAT ANNOUNCES INTENTION TO DELIST FROM NYSE AND TO TERMINATE REGISTRATION OF ITS SHARES AND ADSs UNDER THE EXCHANGE ACT

Turin, August 3, 2007 – FIAT S.p.A. (NYSE: FIA) (the “Company”) today filed with the United States Securities and Exchange Commission (the “SEC”) a Form 15F in order to terminate its duty to file reports pursuant to the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and announced its intention to proceed with the delisting of its American Depositary Shares, each representing the right to receive one ordinary, preference or savings share of the Company (the “ADSs”), from the New York Stock Exchange (the “NYSE”).

In light of the sustained low trading volumes of its shares in the United States, the Company has decided to take advantage of recent amendments by the SEC to the requirements foreign private issuers such as Fiat must meet in order to terminate their registration and reporting obligations under the Exchange Act.

The delisting and deregistration do not affect Fiat’s business strategy in the United States nor its commitment to high standards of corporate governance and financial reporting.

The Company expects to file with the SEC a Form 25 on or about August 13, 2007.  Fiat expects delisting to become effective 10 days after such date and deregistration to become effective 90 days after the filing of its Form 15F.

Fiat has not arranged for listing and/or registration of its ordinary, preference or savings shares or ADSs on any other U.S. national securities exchange or for quotation of these securities in any quotation medium (as defined in Rule 15c2-11 under the Exchange Act), but it will maintain its American Depositary Receipt facility with Deutsche Bank as a Level I program.  Fiat’s ordinary, preference and savings shares will remain listed on the Italian Stock Exchange, which constitutes the primary trading market for each class of Fiat shares.

The Company will continue to make English translations of its annual and interim reports and financial press releases available on its website www.fiatgroup.com .

For further information, please contact:

Fiat Communications                                                                         Fiat Investor Relations
Tel. +39 011 0063088                                                                           Tel. +39 011 0062709
Fax +39 011 0062459                                                                           Fax +39 011 0063796
mediarelations@fiatgroup.com                                                            investor.relations@fiatgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney